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John Green <[redacted]

Want to become part owner of Nada (the company that created Cityfunds)?

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Nada <[redacted]
Reply-To: [redacted]

Tue, May 23, 2023 at 8:13 PM

nada.

Member-only investment opportunity in Nada*

Hi there,

Nada has always been about community, we're built in the public for the public. In 2021, we raised ~$2M for Nada from nearly 4,000 individuals. Since then, we've gone on to raise another $7M from some amazing private VCs, like LiveOak Venture Partners, Revolution, Capital Factory, Sweater, 7BC, and many more.

With all that support, we've accomplished a lot, here's a brief list:

- Obtained SEC-Qualification to raise $70M for Cityfunds
- Unlocked $2M+ in homeowner equity, since Aug '22
- Grew Cityfunds to $4M+ AUM, with 7k+ members, since Oct '22
- Invested in 60+ homes across 4 cities in 2 states
- Released the "Nada Finance" app to iOS and Google

We believe it is important to let the people that helped us, to date, have the opportunity to share in our growth. Many companies in our position would choose to stick with private VC funds only to take them to the next level. **We want to extend an invitation to you** to consider becoming an investor in Nada.

What this means is that you would share in our growth and profits in the same way an angel investor or financial institution would.

If you're interested in becoming a part owner of Nada, then **please complete this short survey* to reserve your spot**!

Reserve your spot

By signing up, you'll be the first to know if we pull the trigger.

Investing in startups is inherently risky, and returns aren't immediate. You would be investing because you believe in us and want to play a role in our future growth and success.

Thank you!

John Green

CEO at Nada

//

*Nada is only gauging interest from our community at this time.

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Nada Holdings, Inc., 1315 Manufacturing Street, Dallas, Texas 75207, United States

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Nada Holdings, Inc. ("Nada"), as a manager of Cityfunds I, LLC ("Cityfunds") operates the www.nada.co website (the "site") and the mobil-based app (the "App") and is not a broker-dealer or investment advisor. All securities ("Shares") related activity is conducted through Dalmore Group LLC, a registered broker-dealer and member of FINRA/SIPC, located at 525 Green Place, Woodmere, NY 11598. You can review the brokercheck for Dalmore.

You should speak with your financial advisor, accountant and/or attorney when evaluating any offering. Neither Nada, Cityfunds, nor Dalmore makes any recommendations or provides advice about investments, and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. The Site may make forward-looking statements. You should not rely on these statements but should carefully evaluate the offering materials in assessing any investment opportunity, including the complete set of risk factors that are provided as part of the offering circular for your consideration.

Cityfunds is conducting public offerings pursuant to Regulation A, as amended, through the Site and App. The offering circular for Cityfunds is available. Past performance is no guarantee of future results. Investments such as those on the Nada platform are speculative and involve substantial risks to consider before investing, outlined in the respective offering materials and including, but not limited to, illiquidity, lack of diversification and complete loss of capital. Key risks include, but are not limited to, limited operating history, limited diversification, risk of asset damage or theft and lack of voting rights. Also, the adverse economic effects of the COVID-19 pandemic remain unknown and could materially impact this investment. An investment in an offering constitutes only an investment in a particular series and not in Cityfunds or the underlying asset(s). Investors should carefully review the risks located in the respective offering materials for a more comprehensive discussion of risk.

From time to time, Cityfunds will seek to qualify additional series offerings of securities under Regulation A. For offerings that have not yet been qualified, no money or other consideration is being solicited and, if sent in response, will not be accepted. No offer to buy securities of a particular offering can be accepted, and no part of the purchase price can be received until an offering statement filed with the Securities and Exchange Commission (the "SEC") relating to that series has been qualified by the SEC. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given after the date of qualification by the SEC. An indication of interest involves no obligation or commitment of any kind.

Investment overviews contained herein contain summaries of the purpose and the principal business terms of the investment opportunities. Such summaries are intended for informational purposes only and do not purport to be complete, and each is qualified in its entirety by reference to the more-detailed discussions contained in the respective offering circular filed with the SEC.

Cityfunds does not offer refunds after an investment has been made. Please review the relevant offering materials and subscription documentation for more information.

All Shares will be issued in electronic form only and will not be listed or quoted on any securities exchange. We expect that after a Series' offering has concluded, the Public Private Execution Network Alternative Trading System, or PPEX ATS (the "Secondary Trading Platform"), which is registered with the SEC and operated by **North Capital Private Securities Corporation** ("North Capital"), will be a venue available for the resale of such Shares through Dalmore, as a broker-dealer member of the Secondary Trading Platform; provided, however, any such resale of Shares will be subject to federal and state securities laws and the restrictions in the Series' Operating Agreement, and there can be no assurance that an active market for any Shares will develop on the Secondary Trading Platform, that the Secondary Trading Platform will be available to allow resales of Shares to residents of all states, or that the Secondary Trading Platform will be available at all. For these reasons, investors must be prepared to hold their Shares indefinitely.

Cityfunds I, LLC is a Delaware series limited liability company, formed to enable public investment in residential real estate properties in specific cities. A separate series of the Company will be formed to invest in the properties in each such city, either directly or through our "Homeshares" product, and each series intends to sell membership interests in the series to investors through a potential under Tier II of Regulation A of the Securities Act. As a Delaware series limited liability company, the debts, liabilities, obligations, and expenses incurred, contracted for or otherwise existing with respect to a particular series are segregated and enforceable only against the assets of such series, as provided under Delaware law.

Cityfunds I, LLC is managed by Cityfunds Manager, LLC, a joint venture between Nada Asset Management LLC, or Nada (the Managing Member), and Compound Asset Management LLC. Pursuant to the terms of the Company's Limited Liability Company Agreement dated as of April 26, 2021, or the Operating Agreement, the Manager will provide certain management, advisory, and support services to the Company and to each series and its subsidiaries.Nada Holdings, Inc. ("Nada") has a business relationship with Nada Loans, LLC, Nada Realty LLC, Nada Investments LLC, Nada Home Services, LLC, Nada Insured LLC, and Cityfunds Manager, LLC. (collectively, the "Affiliates"). Learn more about **Affiliated Businesses.**

Nada Holdings, Inc. ("Nada") is a financial technology company and is not a bank. Banking services are provided by Nada's banking partners. The Nada Debit Card is issued by Nada's banking partners.

Nada Realty is a licensed Texas Real Estate LLC Brokerage TREC# 9007703. **TREC: Information About Brokerage Services** | **Consumer Protection Notice.**

Nada Loans is a licensed Mortgage Company NMLS# 1993600. **NMLS Consumer Access.**

HPI: The Home Price Index ("HPI") value is defined as a measure of changes in single-family home prices over time and is provided by **HouseCanary**. The HPI values displayed are based on the HouseCanary HPI data for a specific Metropolitan Statistical Area (MSA). The HPI values have no association with any real estate investment offering(s) associated with Nada Holdings, Inc., Cityfunds I, LLC, and/or any affiliates.

DISCLAIMER: THESE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARDLOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

PLEASE NOTE INVESTORS IN THIS OFFERING WILL BE CLIENTS OF THE ISSUER AND NOT DALMORE GROUP, LLC ("DALMORE"), A REGISTERED BROKER-DEALER AND MEMBER FINRA/SIPC. DALMORE'S ROLE IN THE TRANSACTION IS TO FACILITATE BACK OFFICE AND REGULATORY FUNCTIONS RELATED TO THE REGULATION A TRANSACTION, AND ACTS ONLY AS THE BROKER/DEALER OF RECORD FOR THE OFFERING LISTED. DALMORE IS NOT PROVIDING INVESTMENT ADVICE OR RECOMMENDATIONS, OR LEGAL OR TAX ADVICE. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

AN OFFERING STATEMENT REGARDING THIS OFFERING HAS BEEN FILED WITH THE SEC. YOU MAY OBTAIN A COPY OF THE PRELIMINARY OFFERING CIRCULAR THAT IS PART OF THAT OFFERING STATEMENT. AN OFFERING STATEMENT REGARDING THIS OFFERING HAS BEEN FILED WITH THE SEC. THE SEC HAS QUALIFIED THAT OFFERING STATEMENT, WHICH ONLY MEANS THAT THE COMPANY MAY MAKE SALES OF THE SECURITIES DESCRIBED BY THE OFFERING STATEMENT. IT DOES NOT MEAN THAT THE SEC HAS APPROVED, PASSED UPON THE MERITS OR PASSED UPON THE ACCURACY OR COMPLETENESS OF THE INFORMATION IN THE OFFERING STATEMENT. THE OFFERING CIRCULAR THAT IS PART OF THAT OFFERING STATEMENT IS **HERE**